77I      Terms of new or amended securities



Effective May 3, 1999, Registrant began to issue a new class of shares, known as the Class L shares.  Class L shares may be purchased
by: (1) non-qualified deferred compensation plans; (2) qualified plans under
 Code Section 401(a), Code Section 403(b) plans, Code
Section 457 plans, and other retirement plans where plan assets of the employer generally or are expected to exceed $1 million; and
(3)other institutional investors with assets generally in excess of $1 million.



These Eligible Purchasers must have an agreement with Massachusetts Mutual Life
 Insurance Company or one of its affiliates to purchase Class L shares. Class L Shares are generally sold in connection with the use of an intermediary performing third party administration and/or other shareholder services.



Class L shares of each Fund are purchased directly from Registrant without a front-end sales charge. Therefore, 100% of an investor's money is invested in the Fund or Funds of its choice, Class L shares do not have deferred sales charges or any Rule 12b-1 distribution or service fees.







For Period Ended 06/30/99

File No. 811-8274